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                           UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           SCHEDULE 13D

               Under the Securities Exchange Act of 1934

              Network Investors Communications, Inc.
              --------------------------------------
                       (Name Of Issuer)

                         Common Stock
                 ------------------------------
                 (Title of Class of Securities)

                            64121c
                        --------------
                        (CUSIP Number)

Peruvian Investments, L.L.C., 23971 Catamaran Way, Laguna Nigel, CA 92677
 (801) 424-2999
-------------------------------------------------------------------------
(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)

                          April 9, 2001
       -------------------------------------------------------
       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the Following Box if a fee is being paid with the statement [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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SCHEDULE 13D

CUSIP NO. 64121c

1.  Name of Reporting Person: Peruvian Investments, L.L.C.

    S.S. or I.R.S. Identification No. of Above Person:

2.  Check the Appropriate Box if a Member of a Group:  NA

3.  SEC Use Only

4.  Source of Funds:  PF

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): NA

6.  Citizenship or Place of Organization: Utah

7.  Sole Voting Power: 1,000,000

8.  Shared Voting Power:  -0-

9.  Sole Dispositive Power: 1,000,000

10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially owned by Each Reporting Person: 1,000,000

12.  Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:
NA

13.  Percent of Class Represented by Amount in Row (11):  40%

14.  Type of Reporting Person:  IN & PN


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Item 1.  Security and Issuer:

           This statement relates to shares of Common Stock of Network Investor Communications, Inc. (the "Issuer") whose address is 4905 Pine Springs Drive, Reno, Nevada 89509.

Item 2.  Identity and Background:
     (a)     The entity filing this statement is Peruvian Investments, L.L.C.;

     (b) Peruvian Investments, L.L.C. business address is 23971 Catamaran Way, Laguna Nigel, CA 92677;

     (c) Peruvian Investments, L.L.C. is a private limited liability company;

     (d) Peruvian Investments, L.L.C. has not been convicted in a criminal proceeding within the last five years;

     (e) Peruvian Investments, L.L.C. has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws; and

     (f) Peruvian Investments, L.L.C. is a organized under the laws of the State of Utah.

Item 3.  Source and Amount of Funds or other Consideration:

      All funds used in the purchase of the shares of common stock of the Issuer were personal funds of Peruvian Investments, L.L.C. The total amount of funds used was $10,000.

Item 4.  Purpose of Transaction:

     The securities were purchased for investment purposes only. Peruvian Investments, L.L.C. may acquire additional securities of the Issuer if it feels they are a good investment at the time or may sell its securities in the Issuer if it feels the sale is a good investment decision. Peruvian Investments, L.L.C. has no plans in regards to the Issuer or its securities other than as an investment.

Item 5.  Interest in Securities of the Issuer.

     (a) As of April 9, 2001, Peruvian Investments, L.L.C. owned 1,000,000 shares of the Issuer.

     (b) Peruvian Investments, L.L.C. has sole power to vote all of its shares.

     (c) During the past 60 days, Peruvian Investments, L.L.C. has not sold any shares of the Issuer.


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     (d)    Peruvian Investments, L.L.C. has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock held by Peruvian Investments, L.L.C..

     (e)     Peruvian Investments, L.L.C. is still a five percent shareholder.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Peruvian Investments, L.L.C. is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Materials to be filed as Exhibits.

   None

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2001

Peruvian Investments, L.L.C.

By:    /s/
   --------------------
Its: Manager